

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 22, 2012

Via E-mail
Mr. Robert J. Whelan
Chief Financial Officer
Eaton Vance Corp.
Two International Place
Boston, Massachusetts 02110

>   **RE: Eaton Vance Corp.**
>   **Form 10-K for the Year Ended October 31, 2011**
>   **Filed December 21, 2011**
>   **File No. 1-8100**

Dear Mr. Whelan:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ John Hartz
>
>   John Hartz
>   Senior Assistant
>   Chief Accountant